

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

January 5, 2007

<u>Via U.S. Mail and Facsimile</u>

John D. Held, Esq., Executive Vice President
Omega Protein Corporation
2101 CityWest Blvd.
Building 3, Suite 500
Houston, Texas 77042

> **Re:** **Omega Protein Corporation**
> **Registration Statement on Form S-3**
> **Filed December 15, 2006**
> **File No. 333-139402**

Dear Mr. Held:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3 filed December 15, 2006

General

Selling Stockholders, page 11

1. Expand the Selling Stockholders table to include the natural persons with power to
    vote or to dispose of the securities offered for resale by the entities that are listed as
    selling stockholders. See Interpretation 4S of the Regulation S-K portion of the
    March 1999 supplement to the CF telephone interpretation manual. If more than one
    holder is listed as beneficial owner for the same securities, include explanatory text
    or footnotes.

2. Identify selling stockholders that are affiliates of a broker-dealer, if any. Also
    identify such selling stockholders as underwriters unless you can confirm to us that
    each of such selling stockholders purchased its securities in the ordinary course of
    business and at the time of purchase, had no agreements or understandings, directly
    or indirectly, with any party to distribute the securities.

Exhibit 5.1

3. File as correspondence confirmation that the reference to the General Corporation
    Law of the State of Nevada includes also the statutory provisions and applicable
    provisions of the Nevada Constitution and reported judicial decisions interpreting
    these laws, or obtain and file a new opinion that makes this clear. See *Current
    Issues and Rulemaking Projects* at Section VII.A.14, November 14, 2000, available
    at http://www.sec.gov/pdf/cfcr112k.pdf.

4. Because the reader is entitled to rely upon the legality opinion, the last sentence is
    inappropriate insofar as it suggests that it is rendered "solely" for your benefit and
    that no others may rely upon it. Please obtain and file an appropriately revised
    opinion.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. John D. Held, Esq.
Omega Protein Corporation
January 5, 2007
page 4

 Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

       Sincerely,

       H. Roger Schwall
       Assistant Director

cc: C. Moncada-Terry
  T. Levenberg